UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER 000-04690

                             CUSIP NUMBER 317571 101

 [  ] Form 10K   [  ] Form 20-F   [  ] Form 11-K  [X] Form 10-Q  [  ] Form N-SAR

                       For Period Ended September 30, 2003

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K           [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I--REGISTRANT INFORMATION

Full Name of Registrant: Financial Industries Corporation

Address of Principal Executive Office: 6500 River Place Blvd., Building One
                                       Austin, Texas 78730


                        PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20- F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to timely file its report on Form 10-Q for the fiscal quarter ended September 30, 2003 and the nine-month period ended September 30, 2003, without unreasonable effort or expense. The Registrant has been working diligently to prepare its consolidated financial statements for the quarter and nine-month periods ended September 30, 2003 and such consolidated financial statements have been substantially completed. However, in connection with the preparation of such reports, management has consulted with the investment manager which it recently retained, as well as the registrant's independent accountants, with respect to the valuation of certain investments which were acquired by the Registrant's life insurance subsidiaries during the current year. As part of that review, management is evaluating whether impairment issues are involved with respect to some of these investments. The carrying value of such investments, prior to any adjustments, is estimated to be approximately $55 million, and the adjustments, if any, are expected to be less than 10% of the carrying value. The Registrant estimates that approximately $725,000 of this adjustment relates to the quarter ended June 30, 2003.

The Registrant is also continuing its review of the matters disclosed in its Form 8-K filed on September 29, 2003, relating to investment activities during the past year and the administrative leave of William P. Tedrow.


In addition, the Registrant is reviewing the valuation of the goodwill and other intangibles that was established in connection with the purchase of the New Era marketing companies. The Registrant anticipates that this review may result in a writeoff of all or a portion of the $4.4 million valuation that was previously reported with respect to that item.


                           PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     George M. Wise, III, Vice President and Chief Financial Officer. (512) 404-5045

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X ]Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a significant change in net income from a gain for the nine-month period ended September 30, 2002 compared with a loss for the same period in 2003. The decrease in net income for the nine-month period ended September 30, 2003, was affected by several factors, including, but not limited to, expenses related to the settlement of litigation between the Registrant and its former Chairman; legal and other expense pertaining to proxy matters and proxy litigation; fees paid to Salomon Smith Barney; expenses related to the acquisition of the New Era entities; an expenses of $360,000 for payments to be made to Eugene E. Payne pursuant to an amendment to his employment agreement; a decrease in investment income; and the charges to income resulting from the impairment of securities and goodwill matters described in Part III, hereof.

As provided by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Financial Industries Corporation cautions that the statements in this Form 12b-25, including but not limited to, statements found in Part III- "Narrative" and this Part IV- "Other Information" relating to matters that are not historical factual information are forward-looking statements the statements that represent management's belief and assumptions based on currently available information. The information contained in this report relating to trends in the Company's operations and financial results and the contingencies and uncertainties to which the Company may be subject, as well as other statements including words such as "anticipate," "believe," "plan", "estimate," "expect," "intend" and other similar expressions constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning the financial results, economic conditions and are subject to known and unknown risks, uncertainties and other factors contemplated by the forward-looking statements. Such factors include, among other things: (1) general economic conditions and other factors, including prevailing interest rate levels and stock market performance, which may affect the ability of the Company to sell its products, the market value of the Company's investments and the lapse rate and profitability of policies; (2) the Company's ability to achieve anticipated levels of operational efficiencies and cost-saving initiatives; (3) customer response to new products, distribution channels and marketing initiatives; (4) mortality, morbidity and other factors which may affect the profitability of the Company's insurance products; (5)our ability to develop and maintain effective risk management policies and procedures and to maintain adequate reserves for future policy benefits and claims; (6) changes in the Federal income tax laws and regulations which may affect the relative tax advantages of some of the Company's products; (7) increasing competition in the sale of insurance and annuities; (8) regulatory changes or actions, including those relating to regulation of insurance products and insurance companies; (9) ratings assigned to the Company's insurance subsidiaries by independent rating organizations such as A.M. Best, which the Company believes are particularly important to the sale of annuity and other accumulation products; (10) the performance of our investment portfolios; (11) the effect of changes in standards of accounting; (12) the effects and results of litigation; (13) our ability to complete our review of the matters described in this Form 12b-25; and
(14) other factors discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and in the Company's other filings with the SEC, which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated, Investors should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and the Company undertakes no obligation to publicly update or revise any forward-looking statements. There can be no assurance that other factors not currently anticipated by management will not also materially and adversely affect the Company. Financial Industries Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 14, 2003                         FINANCIAL INDUSTRIES CORPORATION

                                                By:   /s/ George M. Wise, III
                                                   _____________________________
                                                   George M. Wise, III
                                                   Chief Financial Officer